UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building, No.168 Hehua Road

Hehuayuan Street, Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders, dated January 24, 2022, to be mailed to the holders of the ordinary shares of the Company in connection with the Special Meeting of Shareholders of Bit Brother Limited, scheduled to be held on February 14, 2022.
99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Special Meeting of Shareholders of Bit Brother Limited, scheduled to be held on February 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2022

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

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